JONES DAY

REGULATED BY THE SOLICITORS REGULATION AUTHORITY
21 TUDOR STREET • LONDON EC4Y ODJ • DX 67 LONDON/CHANCERY
TELEPHONE: 020.7039.5959 • FACSIMILE: 020.7039.5999

SEC MAIL PROCESSING
RECEIVED
NOV 19 2007
WASH. D.C. 209 SECTION

Your Ref	
Ref/CAM	JTP/JP184125/894854-600002
E-mail	jtperugini@jonesday.com
Direct	020 7039 5133
Date	19 November 2007

07028331

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington D.C., 20549
U.S.A.

SUPPL

Ladies and Gentlemen,

AgCert International plc — Rule 12g3-2(b) — File No.: 082-35025

On behalf of AgCert International plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kind regards,

John T. Perugini

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

dlw 12/3

082-35025

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Director/PDMR Shareholding
Released	07:00 05-Oct-07
Number	1984F

RNS Number:1984F
AgCert International PLC
04 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

AGCERT INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or YES

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

WILLIAM (BILL) HASKELL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

MAY 3, 2007

18. Period during which or date on which it can be exercised

VEST IN 3 EQUAL INSTALMENTS OF 1/3 ON EACH SUCCESSIVE ANNIVERSARY DATE OVER THE 3 YEAR PERIOD FOLLOWING THE DATE ON WHICH THE OPTIONHOLDER'S SERVICE OR EMPLOYMENT COMMENCED.

(TEN YEAR LIFE CYCLE FOR EACH GRANT)

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 0.01 CENTS (600,000 SHARE OPTIONS)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

51p

22. Total number of shares or debentures over which options held following notification

ORDINARY SHARES OF 0.01 CENTS (600,000 SHARE OPTIONS)

23. Any additional information

NIL

24. Name of contact and telephone number for queries

PAUL D'ALTON

+353 1 2457400

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 6 - SEPT - 07

This information is provided by RNS
The company news service from the London Stock Exchange

END

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082-35025

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Director/PDMR Shareholding
Released	07:00 05-Oct-07
Number	1982F

RNS Number:1982F
AgCert International PLC
04 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   AGCERT INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or YES

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

   MARTIN GITLIN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

MAY 3, 2007

18. Period during which or date on which it can be exercised

VEST IN 3 EQUAL INSTALMENTS OF 1/3 ON EACH SUCCESSIVE ANNIVERSARY DATE OVER THE 3 YEAR PERIOD FOLLOWING THE DATE ON WHICH THE OPTIONHOLDER'S SERVICE OR EMPLOYMENT COMMENCED.

(TEN YEAR LIFE CYCLE FOR EACH GRANT).

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 0.01 CENTS (250,000 SHARE OPTIONS)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

51p

22. Total number of shares or debentures over which options held following notification

ORDINARY SHARES OF 0.01 CENTS (250,000 SHARES OPTIONS)

23. Any additional information

NIL

24. Name of contact and telephone number for queries

PAUL D'ALTON

+353 1 2457400

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification

This information is provided by RNS
The company news service from the London Stock Exchange

END

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082-35025

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Director/PDMR Shareholding
Released	07:00 05-Oct-07
Number	1990F

RNS Number:1990F
AgCert International PLC
04 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   AGCERT INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or YES

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

   YUDA SAYDUN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

MAY 3, 2007

18. Period during which or date on which it can be exercised

VEST IN 3 EQUAL INSTALMENTS OF 1/3 ON EACH SUCCESSIVE ANNIVERSARY DATE OVER THE 3 YEAR PERIOD FOLLOWING THE DATE ON WHICH THE OPTIONHOLDER'S SERVICE OR EMPLOYMENT COMMENCED.

(TEN YEAR LIFE CYCLE FOR EACH GRANT)

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 0.01 CENTS (450,000 SHARE OPTIONS)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

51p

22. Total number of shares or debentures over which options held following notification

ORDINARY SHARES OF 0.01 CENTS (450,000 SHARES OPTIONS)

23. Any additional information

NIL

24. Name of contact and telephone number for queries

PAUL D'ALTON

+353 1 2457400

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification YS SEP 5, 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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082-35025

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Director/PDMR Shareholding
Released	07:00 05-Oct-07
Number	1986F

RNS Number:1986F
AgCert International PLC
04 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

AGCERT INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or YES

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

PAUL D'ALTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

MAY 3, 2007

18. Period during which or date on which it can be exercised

VEST IN 3 EQUAL INSTALMENTS OF 1/3 ON EACH SUCCESSIVE ANNIVERSARY DATE OVER THE 3 YEAR PERIOD FOLLOWING THE DATE ON WHICH THE OPTIONHOLDER'S SERVICE OR EMPLOYMENT COMMENCED.

(TEN YEAR LIFE CYCLE FOR EACH GRANT)

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 0.01 CENTS (350,000 SHARE OPTIONS)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

51p

22. Total number of shares or debentures over which options held following notification

ORDINARY SHARES OF 0.01 CENTS (350,000 SHARES OPTIONS)

23. Any additional information

NIL

24. Name of contact and telephone number for queries

PAUL D'ALTON

+3553 1 2457400

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification

This information is provided by RNS
The company news service from the London Stock Exchange

END

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082-35025

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Price Monitoring Extension
Released	16:35 12-Nov-07
Number	5412H

RNS Number:5412H
AgCert International PLC
12 November 2007

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would
pre-determined percentage above or below the base price. The auction call period

For details of how base prices are set for each market, please refer to the Guide
www.londonstockexchange.com

END

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082-35025

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Second Price Monitoring Extn
Released	16:40 12-Nov-07
Number	5430H

RNS Number:5430H
AgCert International PLC
12 November 2007

A second Price Monitoring Extension has been activated in this security.

A second Price Monitoring Extension is activated when the auction matching proces price that is a pre-determined percentage above or below the base price. The auct further 5 minutes.

For details of how base prices are set for each market, please refer to the Guide www.londonstockexchange.com

END

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END